Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
Fourth Quarter and Full Year 2015 Financial Results
Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg - March 3, 2016 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced fourth quarter 2015 financial results.
Full Year 2015 Highlights

•	2015 Full Year Adjusted EPS €1.20 versus €0.32 in 2014

•	2015 Full Year Adjusted EBITDA €208.7 million near the high end of guidance
Fourth Quarter 2015 Highlights

•	Total carbon black volumes increased 10.1% to 263.5 kmt with both Specialty and Rubber Carbon Black businesses contributing to this increase

•
Revenue decreased by €56.5 million to €260.4 million or 17.8% compared to fourth quarter of 2014 as a portion of lower feedstock costs were passed along to customers mainly via indexed pricing agreements in the form of reduced sales prices

•	Adjusted EBITDA[1] increased 4.9% to €50.9 million, with Specialty Carbon Black business EBITDA rising 40.5% to €28.4 million, offsetting Rubber Black business EBITDA falling 20.6% to €22.4 million

•	Specialty Carbon Black business Adjusted EBITDA margin increased 980 basis points year-over-year to 31.1%

•	After prolonged negotiations with the former owners, purchased Orion Engineered Carbons Qingdao Ltd. (“OECQ”)

•	Cash flow from operations of €62.3 million, providing more than 3X interest and dividend coverage

•	Net Income of €1.5 million

“We ended 2015 on a strong note with a fourth quarter that was not only at the high end of our expectations but was one that clearly demonstrated our ability to execute in a difficult and rapidly evolving market environment and produce solid EBITDA and operating cash flow,” said Jack Clem, Chief Executive Officer. “Our total volume in the quarter was up more than 10% with comparable volume gains in both our Specialty and Rubber Carbon Black businesses. Our Specialty Carbon Black business realized strong gains in both volumes and profits as a result of growing volumes and an ability to manage price in the face of lower feedstock costs, more than offsetting weaker profitability in our Rubber Carbon Black business, which was hurt by cost and price developments related to these sharply lower feedstock costs.”
“Most importantly, we continued to drive vigorous cash flow,” continued Mr. Clem. “Our adjusted EBITDA of €50.9 million generated strong cash flow from operations of €62.3 million. Cashflow in 2015 was more than enough to fund required maintenance capex, support ongoing productivity improvements, service our debt, cover our dividend and allow us to repay on a voluntary basis €70 million of our debt of which €50 million was repaid in December 2015, with the remainder paid in January 2016. As a result of these debt repayments, our annual interest burden will decrease by €3.5 million. With our broad portfolio of products, geographically balanced customer base and differentiated innovation and technical expertise, we remain well positioned to sustain our market leadership, drive profitable volume growth and generate strong cash flow.”
1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures

In EUR (except where noted)	Fiscal Year 2015	Fiscal Year 2014
	Fourth Quarter	Fourth Quarter
Volume (kmt)	263.5	239.3
Revenue	260.4m	316.8m
Contribution Margin	110.2m	103.5m
Contribution Margin/metric ton	418.3	432.5
Operating Result (EBIT)	23.1m	21.6m
Adjusted EBITDA	50.9m	48.5m
Profit or Loss for the Period (Net Income)	1.5m	(8.3)m
EPS	0.02	(0.14)
Adjusted EPS	0.20	0.09

Fourth Quarter 2015 Overview
Total volumes increased by 24.2 kmt or 10.1% to 263.5 kmt in the fourth quarter of 2015 compared to 239.3 kmt in the fourth quarter of 2014. The increase reflected a 10.9% gain in Specialty Carbon Black volumes and a gain of 9.9% in the Rubber Carbon Black volumes. The Chinese acquisition, OECQ, contributed 11.4 kmt of Rubber volume in the fourth quarter of 2015.
While volumes in the quarter rose strongly, outstripping underlying market growth, revenue decreased by €56.5 million, or 17.8%, to €260.4 million in the quarter from €316.8 million in the prior year quarter. This revenue decrease was primarily due to contracted indexed sales price declines resulting from pass through of lower feedstock costs and, to a much lesser extent, regional product mix. Partially offsetting these negatives factors were the increased volumes and positive foreign exchange translation effects due to a stronger US Dollar.
Contribution Margin increased by €6.7 million, or 6.5%, to €110.2 million in the quarter from €103.5 million in the fourth quarter of 2014, primarily driven by volume increases and the benefit of foreign exchange translation effects associated primarily with the stronger US Dollar. Partially offsetting these positive factors were unfavorable feedstock differentials, product mix effects and other negative price effects associated with declining feedstock costs. The Contribution Margin per metric ton (CM/mt) declined by €14.2/mt in the fourth quarter of 2015 as a result of unfavorable feedstock cost developments primarily in the Rubber Carbon Black business and a change in product mix partially offset by positive foreign exchange translation effects.
Adjusted EBITDA increased by €2.4 million, or 4.9% to €50.9 million in fourth quarter of 2015 from €48.5 million in the fourth quarter of 2014. The year-over-year increase reflects the development of the contribution margin partially offset by unfavorable foreign exchange translation impacts associated with our fixed cost base.

Net Income for the fourth quarter was €1.5 million versus a loss of €(8.3) million in 2014 primarily due to an increase in operating results and lower costs included in the financial result. EPS in the fourth quarter of 2015 were €0.02, versus a loss of €(0.14) in the prior year. Weighted shares outstanding used to calculate EPS were 59.635 million for the fourth quarter of both 2015 and 2014. Adjusted EPS in the fourth quarter of 2015 was €0.20 versus €0.09 in the prior year, and excludes the impact of one offs or non-operating items, amortization of acquired intangible assets and foreign currency effects impacting financial results (all net of calculated taxes).
Quarterly Business Results

SPECIALTY CARBON BLACK
In EUR (except where noted)	Q4 2015	Q4 2014	Y-o-Y Comparison
Volume (kmt)	54.1	48.8	10.9%
Revenue	91.5m	94.7m	(3.4)%
Gross Profit	38.6m	29.1m	32.9%
Gross Profit/metric ton	714.2	596.0	19.8%
Adjusted EBITDA	28.4m	20.2m	40.5%
Adjusted EBITDA/metric ton	524.8	414.1	26.7%
Adjusted EBITDA Margin (%)	31.1	21.3	980bps
Volumes for the Specialty Carbon Black business increased by 10.9%, reflecting increased global demand and continued penetration of both existing and new markets, especially in Asia Pacific. Despite the very strong growth in volumes, revenue decreased by €3.2 million due to price declines resulting from the contracted pass through of reduced feedstock costs to customers and to product mix. These negative effects on revenues were partially offset by foreign exchange translation effects primarily from a stronger US Dollar.
Gross Profit of the business increased by €9.6 million, or 32.9%, due to increased volumes, oil price pass though effects and a favorable foreign exchange translation effects mainly associated with the stronger US Dollar. Additionally, depreciation decreased by €0.2 million, as a result of an asset review in early 2015, which has been offset with foreign exchange effects and depreciation from additional capital investment.
Adjusted EBITDA of the business increased by 40.5% to €28.4 million reflecting the increase in Gross Profit offset by the impact of unfavorable foreign exchange effects associated with selling, R&D, and general & administrative expenses. The Adjusted EBITDA margin increased 980 basis points to 31.1%, reflecting improved profitability and also the effect of the decline in feedstock costs on revenues.

RUBBER CARBON BLACK
In EUR (except where noted)	Q4 2015	Q4 2014	Y-o-Y Comparison
Volume (kmt)	209.4	190.5	9.9%
Revenue	168.9m	222.2m	(24.0)%
Gross Profit	39.8m	44.0m	(9.5)%
Gross Profit/metric ton	190.0	230.9	(17.7)%
Adjusted EBITDA	22.4m	28.3m	(20.6)%
Adjusted EBITDA/metric ton	107.2	148.3	(27.7)%
Adjusted EBITDA Margin (%)	13.3	12.7	60bps
Volumes of the Rubber Carbon Black business increased by 9.9%, reflecting increased demand in Europe and North America, as well as the inclusion of 11.4 kmt of volumes from OECQ. Revenue decreased by €53.3 million, primarily due to price declines resulting from contracts that pass through lower costs of feedstock. This was partly offset by foreign exchange translation effects primarily from a stronger US Dollar. The impact on revenues of the additional volumes was partially offset by regional mix effects.
Gross profit of the business decreased 9.5% to €39.8 million with the drop associated with negative feedstock cost developments, partially offset by favorable foreign exchange translation effects. Additionally, depreciation increased by €0.9 million despite asset review in early 2015 which has been offset with foreign exchange effects and additional depreciation from capital investment.
Adjusted EBITDA of the business decreased 20.6% to €22.4 million, reflecting the decline in Gross Profit, as well as the impact of unfavorable foreign exchange effects associated with selling, R&D, and general & administrative expenses.
Balance Sheet and Cash Flow
As of December 31, 2015, the Company had cash and cash equivalents of €65.3 million, which represent a decrease of €40.6 million from September 30, 2015 reflecting the voluntary repayment of €50.0 million of long term debt and the payment of €27.9 million (less cash acquired of €4.7 million) for the 100% interest in OECQ. In addition to these payments, the Company also paid its regular quarterly dividend of €10 million, the regularly scheduled quarterly interest payment of €9.7 million, and €1.9 million of mandatory debt repayment. In January 2016, the Company made a further €20.0 million voluntary debt repayment. As a result, the Company has now reduced its debt by €70 million of voluntary debt repayments (or approximately 10% of total debt) consistent with the Company’s announced intention to do so on December 14, 2015.
As previously announced on December 14, 2015, the Company has instituted an open market repurchase program for $20 million of its stock. Under the Program, the Company may, but is not obligated to, repurchase its outstanding common stock in the open market from time to time. The program does not require the Company to repurchase any specific number of shares.  The program may be suspended, extended, modified or discontinued at any time.
The Company’s non-current indebtedness as of December 31, 2015 was €650.8 million composed of the non-current portion of term loan liabilities (€661.7 million less transaction costs of €11.1 million) and €0.2 million other long term debt. Net indebtedness including €7.3 million current portion of term loan liabilities was €603.7million, which represents a 2.89 times LTM EBITDA multiple.
Cash inflows from operating activities in the fourth quarter of 2015 amounted to €62.3 million, consisting of a consolidated profit for the period of €1.5 million, adjusted for depreciation and amortization of €20.8 million and the exclusion of finance cost of

€15.0 million affecting net income. Net working capital totaled €183.0 million as of December 31, 2015, compared to €188.8 million as of September 30, 2015. Days of Net Working Capital ended 2015 at 64 days, unchanged compared to September 30, 2015 reflecting continued effective working capital management.
Cash outflows from investing activities in the fourth quarter of 2015 amounted to €10.7 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system and the acquisition of OECQ. Cash outflows for financing activities in the fourth quarter of 2015 amounted to €69.7 million, consisting primarily of the voluntary debt repayment, the quarterly dividend, and the regular interest payment and debt repayment.

2016 Outlook
“Even in the face of growing economic uncertainty and major energy price dislocations that occurred in 2015, we generated steady volume growth with improved profitability and strong cash flow,” said Jack Clem, Chief Executive Officer. “These business conditions are not expected to change meaningfully in 2016 and neither will our game plan. We will look to grow our Specialty Carbon Black business through product innovation, customer and market expansion and capacity improvements to meet the growing demand for our products. We will continue working closely with our customers to develop and expand more new uses and applications for our products as demonstrated over the last several years. In our Rubber Carbon Black business, we will manage our business with the major tire customers with a view to stabilize profitability and cash flow over time by addressing the imbalance that has arisen between feedstock costs and product pricing and by increasing our mix of specialty rubber products including MRG product lines by shifting our production capacity, as warranted, to these products. Overall, we will continue taking steps designed to improve our yields, optimize our feedstock costs and streamline our production network to deal with unprofitable production lanes. Lastly, as was the case throughout 2015, to the extent feedstock cost issues may negatively impact our Rubber Carbon Black business in 2016, we believe we are well positioned to mitigate this impact through correspondingly stronger profits in our Specialty Carbon Black business. As a result, we are confident in the power of our business model to generate excess cash flow to fund on-going capex needs and productivity enhancement projects, cover our dividend and continue to de-lever our balance sheet.”
Consistent with this outlook and these objectives, the company expects full year Adjusted EBITDA to be in the range of €205 million and €225 million for 2016. This outlook for 2016 is based on the assumptions that volume growth will be in line with current GDP expectations and that oil prices and exchange rates will be at average levels seen during Q4 2015, with negative feedstock impacts remaining at levels experienced at the end of 2015.
Other guidance metrics for 2016 include shares outstanding of 59.6 million before giving effect to any share buybacks, an underlying tax rate of about 35% on pre-tax income, capital expenditures of approximately €55 - 60 million, depreciation of about €60 million, and amortization of about €20 million (including amortization of acquired intangibles of about €13 million). This outlook does not give effect to any contingencies described in Note 10.5 to our consolidated financial statements as at December 31, 2015. Lastly, the Company will be shortly filing a F-3 universal shelf with the SEC as a matter of good corporate housekeeping.
Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, March 4th 2016, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through March 11, 2016:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13628362
Additionally, a live and an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With approximately 1,525 employees worldwide, Orion runs 15 global production sites and four Applied Technology Centers. For more information please visit our website

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2016 Full Year Outlook” section above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including the “2016 Full Year Outlook” section above - as a result of new information, future events or other information, other than as required by applicable law.

Non-IFRS Financial Measures Reconciliations
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the [(weighted)]number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or (loss)	In EUR k		In EUR k
	Q4-2015	Q4-2014	FY 2015	FY 2014
Adjusted EBITDA	50,848	48,460	208,710	207,661
Share of profit of joint venture	(121)	(175)	(492)	(520)
Restructuring expenses (1)	—	(1,075)	—	(4,082)
Consulting fees related to Group strategy (2)	(1,320)	(746)	(1,502)	(4,610)
Expenses related to capitalized emission rights (3)	—	—	—	—
Long Term Incentive Plan	(496)	—	(907)	—
Other non-operating (4)	(5,081)	(4,904)	(10,638)	(17,048)
EBITDA	43,830	41,560	195,171	181,401
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(20,733)	(20,010)	(72,778)	(77,083)
Earnings before taxes and finance income/costs (operating result (EBIT))	23,097	21,550	122,393	104,318
Other finance income	(3,759)	11,751	17,275	39,342
Share of profit of joint ventures	121	175	492	520
Finance costs	(11,253)	(35,173)	(73,448)	(182,695)
Income taxes	(6,718)	(6,612)	(23,838)	(17,424)
Profit or (loss) for the period	1,488	(8,309)	42,874	(55,939)
(1) Restructuring expenses primarily include personnel-related costs.
(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.
(3) Expenses related to capitalized emission rights result from the consumption and revaluation of emission rights that were capitalized as part of the acquisition of the Evonik Carbon Black business in 2011.
(4) Other non-operating in the period ended December 31, 2015 mainly include EUR 5.0 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, EUR 1.8 million Sarbanes-Oxley implementation costs, EUR 1.8 million bad debt allowance on post acquisition sales related to an OECQ customer and EUR 1.5 million reassessed real estate transfer tax related to the 2011 acquisition. Other non-operating in 2014 include EUR 10.7 million IPO related costs as well as an impairment of inventories totaling EUR 3.9 million resulting in part from a cancellation of a particular customer's contract.

Adjusted EPS	Q4-2015	Q4-2014	FY 2015	FY 2014
Net Income in EUR k	1,488	(8,310)	42,874	(55,939)
add back NRIs	6,896	6,725	13,046	25,740
add back LTIP	496	—	907	—
add back amortization	3,271	3,254	13,077	14,158
add back one-time refinancing impacts	—	—	—	54,400
add back foreign exchange rate impacts	2,475	10,289	11,743	13,685
Amortization of Transaction Costs	826	843	3,304	3,373
Release Transaction cost due to redemption	1,500		1,500
Tax effect on add back items at 35% estimated tax rate	(5,300)	(7,400)	(15,150)	(39,000)
Adjusted Net Income in EUR k	11,652	5,401	71,301	16,417
Adjusted EPS in EUR	0.2	0.09	1.20	0.33

Total add back items in EUR k	10,332	13,723	28,605	72,326
Impact add back items per share in EUR	0.17	0.23	0.48	1.43
+ Earnings per Share (EUR per Share), basic in EUR	0.02	(0.14)	0.72	(1.11)
Adjusted EPS in EUR	0.20	0.09	1.20	0.33

Consolidated income statements of Orion Engineered Carbons S.A.
for the years ended December 31, 2015 and 2014

	2015	2014

	In EUR k	In EUR k

Revenue	1,111,776	1,318,399
Cost of sales	(791,467)	(1,017,342)
Gross profit	320,309	301,057

Selling expenses	(108,100)	(99,642)
Research and development costs	(13,404)	(12,953)
General and administrative expenses	(62,107)	(54,602)
Other operating income	7,456	4,452
Other operating expenses	(21,761)	(33,994)
Operating result (EBIT)	122,393	104,318
Finance income	17,275	39,342
Finance costs	(73,448)	(182,695)
Share of profit or loss of joint ventures	492	520
Financial result	(55,681)	(142,833)
Profit or (loss) before income taxes	66,712	(38,515)
Income taxes	(23,838)	(17,424)
Profit or (loss) for the period	42,874	(55,939)

Earnings per share (EUR per share), basic	0.72	(1.11)
Weighted average shares, basic (in thousand of shares)	59,635	50,471
Earnings per share (EUR per share), diluted	0.72	(1.11)
Weighted average shares, diluted (in thousand of shares)	59,830	50,471

Consolidated income statements of Orion Engineered Carbons S.A.
for the three months ended December 31, 2015 and 2014

	Quarter IV
	2015	2014
Revenue	260,365	316,835
Cost of sales	(181,928)	(243,762)
Gross profit	78,437	73,073

Selling expenses	(27,473)	(25,457)
Research and development costs	(2,879)	(3,615)
General and administrative costs	(16,816)	(14,696)
Other operating income	2,469	1,531
Other operating expenses	(10,641)	(9,287)
other operating income and expenses, net	(8,172)	(7,756)
Operating result (EBIT)	23,097	21,550
Finance result, net	(15,012)	(23,422)
Share of profit of Joint Ventures	121	175
Financial result	(14,891)	(23,247)
Profit before taxes	8,206	(1,697)
Income taxes	(6,718)	(6,612)
Profit/loss for the period	1,488	(8,309)
EPS	0.02	(0.14)
Number of Shares	59,635,126	59,635,126

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2015 and 2014

	December 31, 2015	December 31, 2014
A S S E T S
	In EUR k	In EUR k
Non‑current assets
Goodwill	48,512	48,512
Other intangible assets	94,803	110,952
Property, plant and equipment	385,856	358,216
Investment in joint ventures	4,657	4,657
Other financial assets	3,049	5,931
Other assets	3,698	3,750
Deferred tax assets	55,254	57,084
	595,829	589,102
Current assets
Inventories	105,111	125,298
Trade receivables	172,123	199,486
Other financial assets	3,126	1,001
Other assets	20,321	26,166
Income tax receivables	8,750	10,575
Cash and cash equivalents	65,261	70,544
	374,692	433,070
	970,521	1,022,172

	December 31, 2015	December 31, 2014
E Q U I T Y A N D L I A B I L I T I E S
	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Reserves	(52,823)	51,569
Profit or (loss) for the period	42,874	(55,939)
	49,686	55,265
Non-current liabilities
Pension provisions	44,994	48,629
Other provisions	15,456	14,169
Financial liabilities	650,782	670,189
Other liabilities	138	2,101
Deferred tax liabilities	40,052	44,281
	751,422	779,369
Current liabilities
Other provisions	38,057	40,808
Trade payables	94,213	105,074
Other financial liabilities	4,750	10,684
Income tax liabilities	16,443	11,552
Other liabilities	15,950	19,420
	169,413	187,538
	970,521	1,022,172

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the years ended December 31, 2015 and 2014

	2015	2014
	In EUR k	In EUR k

Profit or (loss) for the period	42,874	(55,939)
Income taxes	23,838	17,424
Profit or (loss) before income taxes	66,712	(38,515)
Depreciation and amortization of intangible assets and property, plant and equipment	72,778	77,083
Other non-cash expenses/(income)	957	—
Decrease in trade receivables	46,839	9,897
Decrease in inventories	25,777	4,138
Increase/(decrease) in trade payables	(28,425)	1,524
Increase/(decrease) in provisions	(8,831)	(6,957)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	(7,078)	5,821
Finance income	(17,275)	(39,341)
Finance costs	73,448	182,695
Cash paid for income taxes	(10,540)	(23,928)
Cash flows from operating activities	214,362	172,417
Cash paid for the acquisition of intangible assets and property, plant and equipment	(51,541)	(64,454)
Cash paid to acquire entities less cash acquired	(23,240)	—
Cash flows from investing activities	(74,781)	(64,454)
Cash received from borrowings, net of transaction costs	—	645,724
Cash repayments of non-current financial liabilities	(56,825)	(621,961)
Repayments of borrowings	(5,680)	(2,311)
Interest and similar expenses paid	(41,894)	(121,138)
Interest and similar income received	862	29,693
Dividends paid to shareholders	(40,000)	(40,000)
Cash flows from financing activities	(143,537)	(109,993)

Change in cash	(3,956)	(2,030)
Change in cash resulting from exchange rate differences	(1,327)	2,096
Cash and cash equivalents at the beginning of the period	70,544	70,478
Cash and cash equivalents at the end of the period	65,261	70,544